Copa Holdings to Host its Annual Investor Day on June 1, 2017

PANAMA CITY, May 2, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announced that it will host its annual investor day on June 1, 2017 at the New York Stock Exchange, in which members of its senior management team will discuss Copa Holdings' Commercial, Operational and Financial strategies and outlooks for the year.

A detailed agenda and registration information for this event can be found in the Investor Relations section of the Company´s website, accessed via the following link:

http://investor.shareholder.com/copa/events.cfm

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

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Contact:
Raúl Pascual – Panamá
Director – Investor Relations
(507) 304-2774